United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: April 25, 2025		Director of Investor Relations

Vale's 1Q25 Performance

April 25th, 2025



S11D mine

Disclaimer

"This presentation may include statements that present Vale's expectations about future events or results, including without limitation (i) our ability to deliver growth projects as planned on slide 7; (ii) VBME production on slide 9 (iii) expected closing of the Aliança Energia deal on slide 10; (iv) Expanded net debt target on slide 18; and (v) our performance expectation in iron ore fines C1 cash cost on slide 19.

These risks and uncertainties include factors relating to our ability to perform our production plans and to obtain applicable environmental licenses.

It include risks and uncertainties relating to the following:

(a) the countries where we operate, especially Brazil, Canada and Indonesia;

(b) the global economy;

(c) the capital markets;

(d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature;

(e) global competition in the markets in which Vale operates;

(f) the estimates of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources.

To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F."



VALE

VALE

Vale's 1Q25 Performance

1. Opening remarks

2. Financial Performance

1. Opening remarks

Vale 2030:

A trusted partner with the most competitive and resilient portfolio


Superior Portfolio
Performance Driven
Trusted Partner
Vale 2030

- Delivering a high quality, and flexible iron ore portfolio
- Focusing on customer-oriented solutions
- Accelerating copper growth
- Reference in safety and operational excellence
- Securing competitiveness through a talent-driven and agile company
- Fostering innovation and digital solutions
- Cultivating institutional relationships
- Generating a positive impact for people and nature
- Ensuring greater trust through increased transparency

Higher shipments enabled by supply chain flexibility; lower production as per mine plan

Iron Ore sales

(Mt)



+4%
64
66
1Q24
1Q25

Iron Ore production

(Mt)



-4%
71
68
1Q24
1Q25

Sales strategy:

Use advanced inventories; Prioritize medium-grade products

Production

Lower Q1 production as planned; confident on guidance

S11D

Operational stability bearing fruit; Highest output ever for a Q1

VGR1 and Capanema bring greater operational flexibility and adherence to the 2025 plan

Start-up Sep-2024 | Nov-2024 | 2H26



VGR1 plant **+15 Mt**



Capanema **+15 Mt**



Serra Sul +20 **+20 Mt**

Improving safety and efficiency through autonomous operations

Autonomous program

- Three mines and one port stockyard already 100% autonomous[1]
- 89 autonomous equipment in use
- Significant improvement in safety and operational performance
- Next step: expand autonomous operations at Serra Norte mines



TIG port (Ilha Guaíba Terminal)
12% increase in recovery rate compared to the previous manual method

[1] Brucutu, Capanema, N4E (Serra Norte) and TIG port.

Energy Transition Metals: consistent performance across all assets

Copper production
(kt)


+11%
82
91
1Q24
1Q25

Nickel production
(kt)


+11%
40
44
1Q24
1Q25

VBME[1] ramp-up
45kt Ni; 20kt Cu



[1] Voisey's Bay Mine Extension.

Strategic partnerships in non-core operations



- Agreement with Global Infrastructure Partners (GIP) to establish an energy JV
- Access to renewable energy sources in Brazil with competitive long-term PPAs[1]
- Vale will receive ~US$ 1 bn and hold a 30% stake in the JV
- Closing expected in 2H25

[1] Power purchase agreements.

Building trust with ESG transparency and dialogue

Decarbonization: over US$ 250 million invested in decarbonization initiatives in 2024

Circular mining: 12.7 Mt of iron ore production from material reuse in 2024

Social: 94% of high priority communities with a Community Relationship Plan

COP30: strategic contributions to energy transition and sustainable policies


2024
Integrated
Report

2. Financial Performance

EBITDA: lower prices partly offset by VBM and solid cost performance

EBITDA Proforma 1Q25 vs. 1Q24

US$ million


3,503
(835)
297
146
45
56
3,212
Proforma EBITDA 1Q24¹
Iron ore price
Energy Transition Metals EBITDA contribution
C1 cash cost
Freight
Others²
Proforma EBITDA 1Q25¹

[1] Excluding Brumadinho expenses and one-off events. [2] Including volume, fx effect and others.

VALE

Iron ore: costs on a downward trend

C1 cash cost, ex-third-party purchases

(US$/t)



-11%
23.5
21.0
1Q24
1Q25

Main effects in 1Q25 (y/y)

- FX effect (US$ -2.6/t)
- Efficiency gains effect on inventory turnover (US$ -0.8/t)
- Lower fixed cost dilution and higher material costs (US$ +0.9/t)

Iron ore & Pellets all-in costs[1]

(US$/t)



-7%
58.6
54.4
1Q24
1Q25

Main effects in 1Q25 (y/y)

- C1 cash cost, ex-3rd-party (US$ -2.5/t)
- Lower freight rates (US$ -0.7/t)

[1] Not including sustaining investments.

ETM: improving operational performance

Copper all-in costs
('000 US$/t)


3.3
-63%
1.2
1Q24
1Q25

Main effects in 1Q25 (y/y)

- Higher by-product revenues (US$ -1.6k/t)
- Lower COGS (US$ -0.3k/t)

Nickel all-in costs (ex-PTVI deconsolidation)
('000 US$/t)


-4%
16.3
15.7
1Q24
1Q25

Main effects in 1Q25 (y/y)

- Fixed cost & expenses dilution (US$ -3.6k/t)
- Lower by-product revenues (US$ +2.0k/t)
- Higher energy costs (US$ +0.9k/t)

FCF: returning value to shareholders


Free cash flow – 1Q25
US$ million
3,212
(252)
(1,174)
(849)
(192)
(146)
(114)
504
(246)
(1,308)
(1,050)
1Q25 Proforma EBITDA
Working capital variation
CAPEX
Net financial expenses & income taxes¹
Associates & JVs²
Brumadinho incurred expenses & dam decharacterization.³
Others⁴
Free Cash Flow (recurring)
Brumadinho & Samarco⁵
Cash management and others⁶
Decrease in cash and cash equivalents
Cash flow
Debt & commitments amortization and cash/liability management

[1] Includes interests in loans and borrowings (US$ -240 million), leasing (US$ -30 million), other financial expenses/revenues (US$ 17 million) and income taxes and REFIS (US$ -596 million). [2] Related to Associates and Joint Ventures EBITDA that was included in the Proforma EBITDA, net of dividends received. [3] Includes incurred expenses on Brumadinho (US$ -67 million) and payments on dam decharacterization (US$ -79 million). [4] Includes disbursements related to railway concession contracts (US$ -81 million), streaming transactions (US$ -167 million), net cash received on settlement of derivatives (US$ 134 million), and others. [5] Payments related to Brumadinho and Samarco. Excludes incurred expenses. [6] Includes disbursements of US$ 1.979 billion in dividends and interest on capital and US$ 940 million in debt repayment. These were partially offset by US$ 1.611 billion in new loans & bonds.

Expanded net debt: increase mostly explained by dividends paid


Expanded net debt
US$ million
16,466
(504)
1,979
582
(259)
(22)
18,242
Cash effects
Accounting effects
US$ 20 bn
Expanded net debt target range maintained
US$ 10 bn
Expanded net debt 4Q24
Recurring FCF
Dividends and interest on capital
Provisions adjustments (PV & FX)
Swaps adjustments (mark-to-market)
Debt, leases and cash adjustments (FX, others)
Expanded net debt 1Q25

VALE

Key takeaways

Leveraging supply chain flexibility

Iron ore product portfolio adapted to maximize value creation

Strong Base Metals operational performance

Asset review benefits emerging in nickel and copper

Driving cost competitiveness across all commodities

C1 cash cost moving towards US$ 20/t

Progressing on our sustainability journey

Increasing transparency and open dialogue with our stakeholders

Disciplined approach to capital allocation

Committed to dividend distribution and the share buyback program